EXHIBIT 99.1

05/CAT/13
 FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Monday 12 September 2005

For further information contact:
Cambridge Antibody Technology
 Tel: +44 (0) 1223 471 471
Peter Chambre, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Yvonne Alexander Rachel Taylor
BMCCommunications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES FINANCIAL
RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2005

Cambridge, UK… Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces its financial results for the nine months ended 30 June 2005 and an update on business since the interim results in
May 2005.

Highlights

•	Positive preliminary results from Phase I clinical trial of CAT-354
•	Centres initiated for Phase I clinical trials of GC-1008 in idiopathic pulmonary fibrosis (IPF) (with Genzyme)
•	Excellent progress in Alliance with AstraZeneca: six active Discovery programmes
•	Positive results from Phase II clinical trial of HGS-ETR1 in advanced solid cancers (Human Genome Sciences, Inc (HGSI))
•	GlaxoSmithKline (GSK) exercised options to co-develop and co-promote LymphoStat-B™ and HGS-ETR1, both with HGSI
•	Appeal hearing in litigation with Abbott re HUMIRA® to take place week commencing 24 October 2005
•	John Brown, former CEO of Acambis, appointed as Non-Executive Director.
•	Net cash and liquid resources of £172.1 million at 30 June 2005 (£93.7 million at 30 September 2004)

Introduction

CAT has strong financial foundations which result from its balance sheet strength and the revenue stream from HUMIRA royalties. The diversified pipeline of licensed antibody product candidates offers good prospects for growth in the medium term and CAT has significant longer term opportunities from proprietary development and alliances, especially with Genzyme and AstraZeneca.

Product Development

CAT Product Candidates

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. In September 2004, CAT commenced a Phase I clinical trial in the UK to assess the safety, tolerability and pharmacokinetics of CAT-354. The trial was a double-blind, placebo-controlled, rising single dose intravenous study in 34 mild asthmatic patients. In June 2005, CAT announced preliminary results which showed that CAT-354 was well tolerated at all doses and there were no identified safety concerns; pharmacokinetics were as expected. The trial results will be submitted to an appropriate scientific meeting in due course.

Based on these results, CAT is planning to start a further clinical trial in the fourth quarter of 2005. This is being planned as a repeat dose study in patients with mild asthma.

Genzyme Alliance

GC-1008 is a pan-specific fully human anti-TGFb monoclonal antibody being developed by CAT and Genzyme. Centres have been initiated for a Phase I clinical trial of GC-1008 in IPF. The objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of single intravenous infusions of GC-1008 in patients with IPF. The trial, which is an open-label, single dose, dose-escalating study will be in 25 patients in three to five centres in the United States (US).

AstraZenecaStrategic Alliance

In November 2004, CAT announced a major strategic alliance with AstraZeneca for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders. The Alliance is progressing well, and work is ongoing on six Discovery projects: one pre-existing CAT Discovery programme adopted into the Alliance and five new programmes, all of which had progressed to lead isolation stage by June 2005. Selection of the next targets for Alliance Discovery projects is already underway. The unique nature of this Alliance was recognised in August 2005 at the fourth annual IBC Pharmaceutical Achievement Awards in Boston where the companies were honoured with the “Business Alliance of the Year” award.

Licensed Products and Product Candidates

HUMIRA (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries.

Abbott reported worldwide sales of HUMIRA of US$321 million for the second quarter of 2005 (total for first six months of 2005 of US$603 million). Abbott continues to forecast revenues from HUMIRA of more than US$1.3 billion in 2005.

In August 2005, Abbott announced that it had received approval from the European Commission to market HUMIRA as a treatment for psoriatic arthritis and early RA in Europe. Abbott stated that HUMIRA would be available immediately to patients with psoriatic arthritis in Germany, UK, Spain, Finland and Denmark. Abbott expects a decision regarding the US Food and Drug Administration’s (FDA’s) approval of HUMIRA for these expanded indications in the US by the end of 2005.

LymphoStat-B (belimumab) is a fully human anti-BLyS monoclonal antibody licensed by CAT to HGSI. HGSI is developing LymphoStat-B as a potential treatment for Systemic Lupus Erythematosus (SLE) and RA. In July 2005, HGSI announced that GSK had exercised its option to develop and commercialise LymphoStat-B jointly with HGSI.

In April 2005, HGSI announced positive Phase II results of LymphoStat-B in a 283 patient trial in RA. Results of the Phase II clinical trial of LymphoStat-B in 449 patients with SLE are expected in Autumn 2005.

HGS-ETR1 (mapatumumab) is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HGSI. HGSI is developing HGS-ETR1 as a potential treatment for multiple cancer indications, and a number of Phase Ib and Phase II clinical trials are underway.

In May 2005, HGSI announced that the results of ongoing Phase I clinical trials demonstrate that HGS-ETR1 is well tolerated in patients with advanced solid tumours and support further evaluation in Phase II trials.

In June 2005, HGSI announced interim results from an ongoing Phase II trial of HGSI-ETR1 in patients with advanced non-Hodgkin’s lymphoma, which demonstrated that it is well tolerated and shows signs of clinical activity. Partial responses were observed in some patients. HGSI expects that complete data from the study will be presented at an appropriate scientific meeting later this year.

In July 2005, HGSI announced that the results of a Phase II clinical trial of HGS-ETR1 demonstrated that HGS-ETR1 was well tolerated and could be administered safely and repetitively in patients with advanced non-small cell lung cancer (NSCLC). Stable disease was observed in a number of patients and the results support continued evaluation of HGS-ETR1 in NSCLC patients in combination with chemotherapeutic agents. HGSI expects to announce the results of a further Phase II clinical trial of HGS-ETR1, in patients with advanced colorectal cancer, later in 2005.

In August 2005, HGSI announced that GSK had exercised its option to develop and commercialise HGS-ETR1 jointly with HGSI.

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HSGI and being developed by HGSI as a potential treatment for cancer. In May 2005, HGSI announced that the results of ongoing Phase I clinical trials demonstrate that HGS-ETR2 is well tolerated in patients with advanced solid tumours and support further evaluation in Phase II trials.

Patent Licensing Agreements

In June 2005, CAT granted BioInvent and its partners a licence to use CAT’s Phage Display patents to develop products from BioInvent’s n-CoDeR antibody libraries.  BioInvent agreed to withdraw its opposition to CAT’s patents filed at the European Patent Office in Munich. CAT received an initial licence fee from BioInvent and will receive future payments, depending on how many therapeutic antibodies BioInvent and its partners develop using CAT’s patented technology. CAT will receive milestone payments and royalties on sales of such products.

In August 2005, CAT granted Symphogen a licence to use CAT’s Phage Display patents for research purposes and to develop and commercialise a number of therapeutic and diagnostic antibody products. Upon signing the agreement, Symphogen made an upfront payment for the licence and exercised its first product licence option.  As a condition of exercising this option, Symphogen paid a product licence fee, and may make future milestone and royalty payments to CAT.

Board Changes

CAT today announces the appointment of Dr John Brown as a Non-Executive Director, with immediate effect. John has widespread commercial, financial and scientific experience within the biopharmaceutical industry, having held a number of positions within the sector and most recently as Chief Executive of Acambis plc. CAT believes that he will make a significant contribution to the Board. John will also join the Audit Committee and the Remuneration Committee.

Litigation With Abbott

In the legal proceedings against Abbott Biotechnology Limited and Abbott GmbH concerning the level of HUMIRA royalties due to CAT, the appeal of the decision of Mr Justice Laddie in CAT’s favour will be heard by the Court of Appeal in London in the week commencing 24 October 2005. The hearing is currently estimated to last five days.

Financial Results

A review of the financial results for the nine months ended 30 June 2005 is set out below. The comparative figures in brackets are for the corresponding period in the prior financial year.

CAT made a loss after taxation for the nine months ended 30 June 2005 of £21.6 million (2004: £28.4 million). Net cash inflow before management of liquid resources and financing for the period was £2.7 million (2004: £20.7 million outflow). Net cash and liquid resources at 30 June 2005 were £172.1 million (30 September 2004: £93.7 million).

The payment by Abbott of royalty arrears and other related payments pursuant to the High Court Judgment are not reflected in these results. Pending resolution of the appeal, the royalty arrears payment and royalty receipts in excess of the two per cent rate argued by Abbott will not be recognised as revenue. Similarly, amounts received in respect of CAT’s costs will not be recognised until the resolution of Abbott’s appeal. The table below details payments received from Abbott in the current financial year and the accounting treatment adopted.

			Recognised as
Date received	Description	Amount $ million	Revenue $ million	Creditors $ million
January 2005	Back dated royalties	23.7	-	23.7
January 2005	Costs and interest	6.7	-	6.7
March 2005	Royalty to 31 Dec 04	25.0	9.7	15.3
	Total	55.4	9.7	45.7

	Total as recognised in £m	£29.4	£5.2	£24.2

In the event that CAT prevails on appeal, up to approximately £10.0 million of the £29.4 million received from Abbott and referred to in the table above will be payable to the Medical Research Council (MRC) and other licensors.

Turnover in the period was £12.1 million (2004: £10.1 million). In the third quarter, a clinical milestone payment was received from Dyax and other revenue was received from MorphoSys under the terms of the Agreement signed in December 2002.

Direct costs for the nine months ended 30 June 2005 were £2.2 million (2004: £1.5 million). Direct costs in the third quarter reflect amounts due to the MRC and other licensors on the monies received from MorphoSys.

Research and development costs for the nine months ended 30 June 2005 were £27.4 million (2004: £32.0 million). External development costs were £9.2 million in the nine months ended 30 June 2005 (2004: £13.8 million), reflecting lower spend on the Trabio programme, which was terminated in March 2005, subject only to continuation of CAT’s minimum obligations. The spend on Trabio for the nine month period was £3.7 million (2004: £8.5 million). Research and development staff costs and consumables were £11.1 million in the period (2004: £10.3 million).

General and administration expenses for the period were £10.6 million (2004: £8.0 million). Litigation expenses for the nine months ended 30 June 2005 were £3.3 million (2004: £1.5 million) due to the cost of the trial against Abbott in November 2004. General and administration staff costs were £3.4 million in the period (2004: £2.6 million). The non-cash foreign currency translation charge arising from the retranslation of CAT’s trading balances with its US subsidiary, Aptein Inc, and the retranslation of US dollar deposits held was £0.2 million (2004: £1.2 million). The fall in general and administration expenses in the third quarter compared to the previous quarter was primarily due to a decrease of £1.0 million in litigation expenses.

During the third quarter, CAT sold just over a fifth of its shares held in MorphoSys. The net sale proceeds to CAT were £2.1 million, resulting in an accounting profit on sale of £1.5 million. CAT's remaining beneficial interest is in 376,776 MorphoSys shares.

During the period, the Group accrued interest receivable on its cash deposits of £4.9 million (2004: £3.1 million) reflecting the increased level of cash and liquid resources held in interest-bearing securities.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the NINE MONTHS ended 30 JUNE 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)
	Nine months ended 30 June 2005 Convenience translation	Nine months ended 30 June 2005	Nine months ended 30 June 2004	Year ended 30 September 2004
	US$'000	£'000	£'000	£'000

Turnover	21,760	12,136	10,118	15,925
Direct costs	(3,905)	(2,178)	(1,527)	(3,023)
Gross profit	17,855	9,958	8,591	12,902

Research and development expenses	(49,137)	(27,405)	(32,029)	(44,125)
General and administration expenses	(18,961)	(10,575)	(8,020)	(10,969)
Operating loss	(50,243)	(28,022)	(31,458)	(42,192)

Profit on sale of fixed asset investments	2,620	1,461	-	-
Interest receivable (net)	8,859	4,941	3,077	4,130
Loss on ordinary activities before taxation	(38,764)	(21,620)	(28,381)	(38,062)
Tax on loss on ordinary activities	-	-	-	(64)
Loss for the financial period	(38,764)	(21,620)	(28,381)	(38,126)

Loss per share - basic and diluted (pence)		44.5p	69.6p	93.3p

Consolidated Statement of Total Recognised Gains and Losses
(unaudited)

	Nine months ended 30 June 2005 Convenience translation	Nine months ended 30 June 2005	Nine months ended 30 June 2004	Year ended 30 September 2004

US$'000

		£'000	£'000	£'000
Loss for the financial period	(38,764)	(21,620)	(28,381)	(38,126)
Gain on foreign exchange translation	113	63	1,164	1,099
Total recognised losses relating to the period	(38,651)	(21,557)	(27,217)	(37,027)

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

 CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the NINE MONTHS ended 30 JUNE 2005
Consolidated Balance Sheet (unaudited)	As at 30 June 2005 Convenience translation US$'000	As at 30 June 2005 £'000	As at 30 June 2004 £'000	As at 30 September 2004 £'000
Fixed assets
Intangible assets	9,044	5,044	6,095	5,832
Tangible assets	21,374	11,921	12,798	12,362
Investments	4,122	2,299	2,942	2,942
	34,540	19,264	21,835	21,136
Current assets
Debtors	15,857	8,844	4,748	4,460
Short term investments	305,111	170,168	100,302	93,061
Cash at bank and in hand	4,798	2,676	2,874	2,678
	325,766	181,688	107,924	100,199
Creditors
Amounts falling due within one year	(74,302)	(41,440)	(13,764)	(15,603)
Net current assets	251,464	140,248	94,160	84,596
Total assets less current liabilities	286,004	159,512	115,995	105,732
Creditors
Amounts falling due after more than one year	(35,534)	(19,818)	(21,299)	(20,650)
Net assets	250,470	139,694	94,696	85,082

Capital and reserves
Called-up share capital	9,255	5,162	4,109	4,111
Share premium account	541,036	301,749	226,779	226,829
Other reserve	24,127	13,456	13,456	13,456
Profit and loss account	(323,948)	(180,673)	(149,648)	(159,314)
Shareholders' funds - all equity	250,470	139,694	94,696	85,082

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

 CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2005

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)	Nine months ended 30 June 2005 Convenience translation	Nine months ended 30 June 2005	Nine months ended 30 June 2004	Year ended 30 September 2004
	US$'000	£'000	£'000	£'000

Net cash outflow from operations	(3,503)	(1,954)	(22,902)	(31,067)

Returns on investments and servicing of finance
Interest received	7,418	4,137	3,035	4,295
Interest element of finance leases	(72)	(40)	(61)	(78)
	7,346	4,097	2,974	4,217

Taxation	-	-	-	(64)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(2,847)	(1,588)	(729)	(1,032)
Sale of tangible fixed assets	-	-	1	6
Sale of fixed asset investments	3,772	2,104	-	-
	925	516	(728)	(1,026)

Net cash inflow/(outflow) before management of liquid resources and financing	4,768	2,659	(20,656)	(27,940)

Management of liquid resources	(138,594)	(77,297)	8,260	15,357

Financing
Issue of ordinary share capital	136,216	75,971	14,171	14,223
Capital elements of finance lease rental payments	(500)	(279)	(258)	(348)
	135,716	75,692	13,913	13,875

Increase in cash	1,890	1,054	1,517	1,292

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies
This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2004.

Convenience translation
The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 30 June 2005 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.793, the noon buying rate as of 30 June 2005. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

Loss per share
FRS 14 requires presentation of diluted EPS when a company could be called upon to issue shares that would decrease net profit or increase net loss per share.  For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options.  Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made to diluted EPS for out-of-the-money share options, diluted EPS equals basic EPS. The calculation is based on information in the table below.

	Nine months ended 30 June 2005	Nine months ended 30 June 2004	Year ended 30 September 2004

Losses (£'000)	21,620	28,381	38,126
Weighted average number of shares	48,623,619	40,787,824	40,866,684

The Company had ordinary shares in issue of 51,619,762 and a total of 2,205,953 ordinary shares under option as of 30 June 2005.

Turnover	Nine months ended 30 June 2005	Nine months ended 30 June 2005	Nine months ended 30 June 2004	Year ended 30 September 2004

	Convenience translation
	US$'000	£'000	£'000	£'000

Royalties	9,263	5,166	2,673	6,328
Licence fees	6,835	3,812	3,378	4,601
Technical milestones	1,971	1,099	1,601	1,610
Clinical milestones	1,397	779	556	1,091
Contract research fees	638	356	1,535	1,829
Other	1,656	924	375	466
Total	21,760	12,136	10,118	15,925

Deferred income	£'000

Balance brought forward at 1 October 2004	25,810
Cash receipts	961
Held in debtors	2,610
Released to revenue	(4,203)
Other	(251)
Deferred income at 30 June 2005	24,927

Reconciliation of operating loss to operating cash outflow

Reconciliation of operating loss to operating cash outflow

	Nine months ended 30 June 2005 Convenience translation	Nine months ended 30 June 2005	Nine months ended 30 June 2004	Year ended 30 September 2004
	US$'000	£'000	£'000	£'000
Operating loss	(50,243)	(28,022)	(31,458)	(42,192)
Depreciation charge	3,625	2,022	2,142	2,826
Amortisation of intangible fixed assets	1,413	788	788	1,051
Profit on disposal of fixed assets	-	-	-	(3)
Write down of fixed asset investment	-	-	215	215
EIP charge	355	198	-	144
Increase in debtors	(6,353)	(3,543)	(121)	(24)
(Decrease)/increase in deferred income	(1,583)	(883)	4,515	4,086
Increase in creditors (excluding deferred income)	49,283	27,486	1,017	2,830
Operating cash outflow	(3,503)	(1,954)	(22,902)	(31,067)

Analysis and reconciliation of net funds

	1 October 2004	Cash flow	Exchange movement	30 June 2005	30 June 2005
	£'000	£'000	£'000	£'000	US$'000

Cash at bank and in hand	2,678	-	(2)	2,676	4,798
Overdrafts	(1,512)	1,054	-	(458)	(821)
		1,054	(2)
Liquid resources	92,559	77,297	-	169,856	304,552
Net cash and liquid resources	93,725	78,351	(2)	172,074	308,529
Finance leases	(820)	279	-	(541)	(970)
Net funds	92,905	78,630	(2)	171,533	307,559

Liquid resources shown above is included within short term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.

Reconciliation of movements in group shareholders' funds

	Nine months ended 30 June 2005	Year ended 30 September 2004
	£'000	£'000

Loss for the financial period	(21,620)	(38,126)
Other recognised gains and losses relating to the period	63	1,099
	(21,557)	(37,027)
New shares issued (net of expenses)	75,971	14,223
Executive Incentive Plan	198	144
Net increase/(decrease) in shareholders' funds	54,612	(22,660)
Opening shareholders' funds	85,082	107,742
Closing shareholders' funds	139,694	85,082

Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2004 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the nine month periods ended 30 June 2005 and 30 June 2004 have not been audited. The results for the year ended 30 September 2004 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

The annual report and financial statements for the year ended 30 September 2004 are available from our registered office:

Quarterly financial information

	Three months ended 30 June 2005	Three months ended 31 March 2005	Three months ended 31 December 2004
	£'000	£'000	£'000
Consolidated profit and loss account (unaudited):
Turnover	2,291	7,130	2,715
Direct costs	(143)	(2,035)	-
Gross profit	2,148	5,095	2,715

Research and development expenses	(9,322)	(8,907)	(9,176)
General and administration expenses	(1,500)	(2,650)	(6,425)
Operating loss	(8,674)	(6,462)	(12,886)

Profit on sale of fixed asset investments	1,461	-	-
Interest receivable (net)	1,934	1,835	1,172

Loss on ordinary activities before taxation	(5,279)	(4,627)	(11,714)
Taxation on loss on ordinary activities	-	-	-
Loss for the financial period	(5,279)	(4,627)	(11,714)

Consolidated cash flow statement (unaudited):
Net cash (outflow)/inflow from operations	(9,101)	17,374	(10,227)

Returns on investments and servicing of finance
Interest received	1,638	1,672	827
Interest paid	(11)	(14)	(15)
	1,627	1,658	812

Taxation	-	-	-

Capital expenditure and financial investment
Purchase of tangible fixed assets	(725)	(597)	(266)
Sale of fixed asset investment	2,104	-	-
	1,379	(597)	(266)

Net cash (outflow)/inflow before management of liquid resources and financing	(6,095)	18,435	(9,681)

Management of liquid resources	(6,619)	(8,372)	(62,306)

Financing
Issue of ordinary share capital	34	555	75,382
Capital elements of finance lease rental payments	(95)	(93)	(91)
	(61)	462	75,291

(Decrease)/increase in cash	(12,775)	10,525	3,304

- ENDS -

Notes To Editors

Cambridge Antibody Technology (CAT):

Business:

CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients’ lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

CAT has strong financial foundations which arise from its balance sheet strength and the revenue stream from HUMIRA® royalties. The diversified pipeline of licensed antibody product candidates offers good prospects for growth in the medium term and significant longer term opportunities arise from CAT’s proprietary development and alliances, especially with Genzyme and AstraZeneca.

Products:

HUMIRA, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries.

There are six further CAT-derived antibodies licensed to partners at various stages of clinical development, including ABT-874 (Abbott), LymphoStat-B, HGS-ETR1, HGS-ETR2 (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT’s licensees include Abbott, Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.

There is one proprietary CAT human therapeutic antibody product candidates in clinical development, CAT-354, and one in pre-clinical development with Genzyme, GC-1008.
Collaborations:

CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.

CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.

CAT has a co-development collaboration with Amrad against GM-CSF Receptor, a potential drug target in RA.
Science:

CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

Business Background:
Based near Cambridge, UK, CAT currently employs around 290 people.
CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).
More information can be found at www.cambridgeantibody.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

The annual report and financial statements for the year ended 30 September 2004 are available from our registered office: